

February 10, 2011

Richard M. Lavers
Chief Executive Officer
All American Group, Inc.
2831 Dexter Drive
Elkhart, Indiana 46514

> **Re:** **All American Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 9, 2011**
> **File No. 333-171241**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed February 10, 2011**
> **File No. 005-19485**

Dear Mr. Lavers:

    We have reviewed your amended filings and response letter. Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

 1. Please note that you will need to fill in all blanks in the registration statement before we will consider a request for acceleration of effectiveness.

Introduction

 2. We note your response to prior comment three in our letter dated February 7, 2011. As requested, please revise to clarify whether the surviving corporation has an obligation or current intention to use commercially reasonable efforts to actively seek out a transaction meeting the sale price requirements (i.e. a sale that would result in net proceeds of $12 million).

Special Factors, page 17

Background, page 17

3. We disagree with your response to prior comment 4 (letter dated February 7, 2011) and we reissue our comment. Please note that Item 1015 is not limited to reports specifically prepared in contemplation of the merger if such reports are otherwise material to this transaction. See SEC no-action letter: Charles L. Ephraim (September 30, 1987).

    You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Daniel Duchovny, Special Counsel in the Office of Mergers & Acquisitions at (202) 551-3619 if you have any questions.

                                            Sincerely,

                                            Pamela Long
                                            Assistant Director

cc: Philip L. McCool, Esq. (*via facsimile at* (317) 713-3468)
       Taft Stettinius & Hollister LLP
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       Indianapolis, Indiana 46204